UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

REGIONAL HEALTH PROPERTIES, INC.

(Name of Subject Company and Filing Person (Issuer))

10.875% Series A Cumulative Redeemable Preferred Shares

(Title of Class of Securities)

75903M200

(CUSIP Number of Class of Securities)

Amendment No. 2

to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

REGIONAL HEALTH PROPERTIES, INC.

(Name of the Issuer and Person Filing Statement)

10.875% Series A Cumulative Redeemable Preferred Shares

(Title of Class of Securities)

75903M200

(CUSIP Number of Class of Securities)

Brent Morrison

Chief Executive Officer and President

Regional Health Properties, Inc.

454 Satellite Boulevard NW, Suite 100

Suwanee, Georgia 30024

(678) 869-5116

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Joshua Davidson

Clinton W. Rancher

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO/13E-3

This Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Exchange Offer”) by Regional Health Properties, Inc. (the “Company”) to exchange any and all outstanding shares of the Company’s 10.875% Series A Cumulative Redeemable Preferred Shares (the “Series A Preferred Stock”) tendered in the Exchange Offer for newly issued shares of the Company’s 12.5% Series B Cumulative Redeemable Preferred Shares (the “Series B Preferred Stock”).

In exchange for each share of Series A Preferred Stock properly tendered (and not validly withdrawn) prior to 11:59 p.m., New York City time, on March 28, 2022 (such time and date, as the same may be extended, the “Expiration Date”) and accepted by the Company, participating holders of Series A Preferred Stock will receive one share of Series B Preferred Stock (the “Exchange Consideration”). The Exchange Offer will commence on February 28, 2022 and expire at the Expiration Date, unless extended or earlier terminated by us. The Exchange Offer will be made upon the terms and subject to the conditions set forth in the proxy statement/prospectus (as it may be supplemented and amended from time to time, the “Prospectus”), which is filed as exhibit (a)(1)(i) hereto, and in the related letter of transmittal (as it may be supplemented and amended from time to time, the “Letter of Transmittal” and, together with the Prospectus, the “Offering Documents”), which is filed as exhibit (a)(1)(ii) hereto.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-3 and 13e-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information set forth in the Offering Documents is incorporated herein by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the Prospectus in the sections titled “Questions and Answers About the Exchange Offer and the Special Meeting” and “Summary—Summary Terms of the Exchange Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

The name of the subject company and the filing person is Regional Health Properties, Inc. The address of its principal executive offices is 454 Satellite Boulevard NW, Suite 100, Suwanee, Georgia 30024. Its telephone number is (678) 869-5116.

(b)	Securities.

The subject class of securities is the Company’s 10.875% Series A Cumulative Redeemable Preferred Shares. There are 2,811,535 shares of Series A Preferred Stock issued and outstanding as of the date hereof.

(c)	Trading Market and Price.

The information set forth in the Prospectus in the section titled “Market Price for the Series A Preferred Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

Regional Health Properties, Inc. is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Prospectus in the sections titled “Questions and Answers About the Exchange Offer and the Special Meeting,” “Summary—Summary Terms of the Exchange Offer,” “Risk Factors,” “The Exchange Offer,” “Description of Capital Stock” and “Material U.S. Federal Income Tax Considerations,” as well as the information set forth in the Letter of Transmittal, is incorporated herein by reference.

(b)	Purchases.

To the Company’s knowledge, none of the directors or executive officers of the Company beneficially own any shares of Series A Preferred Stock, and therefore no such persons will participate in the Exchange Offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

The terms of the Company’s common stock, no par value per share (the “Common Stock”), and Series A Preferred Stock are governed by the Company’s Amended and Restated Articles of Incorporation and filed as exhibit (d)(1) hereto.

The information set forth in the Prospectus in the sections titled “Description of Capital Stock,” “Executive Compensation” and “Director Compensation” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Prospectus in the sections titled “Questions and Answers About the Exchange Offer and the Special Meeting,” “Special Factors—Background of the Exchange Offer” and “The Exchange Offer—Reasons for the Exchange Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

Shares of Series A Preferred Stock accepted for exchange by the Company in the Exchange Offer will be cancelled.

(c)	Plans.

(1)

The information set forth in the Prospectus in the sections titled “Special Factors—Background of the Exchange Offer,” “The Exchange Offer—Reasons for the Exchange Offer” and “The Exchange Offer—Consequences of Failure to Exchange Series A Preferred Stock in the Exchange Offer” is incorporated herein by reference.

(2)

The information set forth in the Prospectus in the sections titled “Special Factors—Background of the Exchange Offer,” “The Exchange Offer—Reasons for the Exchange Offer” and “The Exchange Offer—Consequences of Failure to Exchange Series A Preferred Stock in the Exchange Offer” is incorporated herein by reference.

(3)

The information set forth in the Prospectus in the sections titled “Special Factors—Background of the Exchange Offer,” “The Exchange Offer—Reasons for the Exchange Offer,” “The Exchange Offer—Consequences of Failure to Exchange Series A Preferred Stock in the Exchange Offer” and “Dividend Policy and Dividends Paid on Our Common Stock” is incorporated herein by reference.

(4)	None.

(5)

The information set forth in the Prospectus in the sections titled “Special Factors—Background of the Exchange Offer,” “The Exchange Offer—Reasons for the Exchange Offer” and “The Exchange Offer—Consequences of Failure to Exchange Series A Preferred Stock in the Exchange Offer” is incorporated herein by reference.

(6)	The Company believes that the Exchange Offer has a reasonable likelihood of causing the Series A Preferred Stock to be delisted from the NYSE American LLC (the “NYSE American”).

(7)

The Company believes that the Exchange Offer has a reasonable likelihood of causing the Series A Preferred Stock to be eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

(8)	None.

(9)

The information set forth in the Prospectus in the sections titled “Special Factors—Background of the Exchange Offer,” “The Exchange Offer—Reasons for the Exchange Offer,” “The Exchange Offer—Conditions of the Exchange Offer” and “Capitalization” is incorporated herein by reference.

(10)	None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Prospectus in the sections titled “Questions and Answers About the Exchange Offer and the Special Meeting” and “The Exchange Offer—Terms of the Exchange Offer” is incorporated herein by reference. Assuming full participation in the Exchange Offer, the Company will issue approximately 2,811,535 shares of Series B Preferred Stock as consideration for the Exchange Offer.

(b)	Conditions.

The information set forth in the Prospectus in the sections titled “Questions and Answers About the Exchange Offer and the Special Meeting,” “The Exchange Offer—Terms of the Exchange Offer” and “The Exchange Offer—Conditions of the Exchange Offer” is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in the Securities of the Subject Company.

(a)	Securities Ownership.

To the Company’s knowledge, none of the directors or executive officers of the Company beneficially own any shares of Series A Preferred Stock.

(b)	Securities Transactions.

None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

The information set forth in the Prospectus in the sections titled “The Exchange Offer” and “The Special Meeting—Proxy Solicitor and Information Agent” is incorporated herein by reference. None of the Company, its Board of Directors, officers or employees, the information agent, the exchange agent, the proxy solicitor, any of the Company’s financial advisors nor any other person is making any recommendation to any holder of Series A Preferred Stock as to whether or not such holder should tender their shares of Series A Preferred Stock in the Exchange Offer.

Item 10.	Financial Statements.

(a)	Financial Information.

(1)	The information set forth in the Prospectus in the section titled “How to Obtain Additional Information” is incorporated herein by reference.

(2)

The audited financial statements set forth under “Part II, Item 8” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the Securities and Exchange Commission on February 22, 2022, are incorporated herein by reference.

(3)	The book value per share of the Common Stock as of December 31, 2021 was -$29.31.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Prospectus in the section titled “The Exchange Offer—Conditions of the Exchange Offer” is incorporated herein by reference.

(c)	Other Material Information.

The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Description

(a)(1)(i)	Proxy Statement/Prospectus, dated February 28, 2022 (the “Prospectus”) (incorporated by reference to the Company’s filing on February 28, 2022 pursuant to Rule 424(b)(3) (Reg. No. 333-256667) under the Securities Act of 1933).

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(4)	The Prospectus (see Exhibit (a)(1)(i)).

(a)(5)(i)	Form of Amended and Restated Article III of the Amended and Restated Articles of Incorporation of Regional Health Properties, Inc. (included as Annex A to the Prospectus, see Exhibit (a)(1)(i)).

(a)(5)(ii)	Form of Amended and Restated Section 2.1 of the Amended and Restated Articles of Incorporation of Regional Health Properties, Inc. (included as Annex B-1 to the Prospectus, see Exhibit (a)(1)(i)).

Exhibit	Description

(a)(5)(iii)	Form of Article X of the Amended and Restated Articles of Incorporation of Regional Health Properties, Inc. (included as Annex B-2 to the Prospectus, see Exhibit (a)(1)(i)).

(a)(5)(iv)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 filed on February 22, 2022).

(a)(5)(v)	Press Release, dated June 1, 2021 (incorporated by reference to the Company’s filing pursuant to Rule 425 under the Securities Act of 1933 filed on June 1, 2021).

(a)(5)(vi)	Press Release, dated August 15, 2021 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on August 17, 2021).

(b)	Not applicable.

(d)(1)	Amended and Restated Articles of Incorporation of Regional Health Properties, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K12B filed on October 2, 2017).

(d)(2)	Regional Health Properties, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on December 17, 2020).

(g)	Not applicable.

(h)	Tax Opinion of Baker Botts L.L.P. (incorporated by reference to Exhibit 8.1 of the Company’s Amendment No. 2 to Registration Statement on Form S-4 (Reg. No. 333-256667) filed on February 11, 2022).

107*	Filing Fee Table.

*	Previously filed.

Item 13.	Information Required by Schedule 13E-3.

The following sets forth the information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Prospectus is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2 of Schedule 13E-3. Subject Company Information.

(d)

The information set forth in the Prospectus in the sections titled “Questions and Answers About the Exchange Offer and the Special Meeting,” “Special Factors—Background of the Exchange Offer” and “Dividend Policy and Dividends Paid on Our Common Stock” is incorporated herein by reference.

(e)	None.

(f)	None.

Item 3 of Schedule 13E-3. Identity and Background of the Filing Person.

(b)	None.

(c)	None.

Item 4 of Schedule 13E-3. Terms of the Transaction.

(c)	None.

(d)

The information set forth in the Prospectus in the sections titled “Questions and Answers About the Exchange Offer and the Special Meeting,” “Summary—Summary Terms of the Exchange Offer,” “The Exchange Offer—Terms of the Exchange Offer” and “The Exchange Offer—No Appraisal Rights” is incorporated herein by reference.

(e)	None.

(f)

The Series B Preferred Stock offered as part of the Exchange Consideration has no established trading market. The Company intends to apply for the listing of shares of the Series B Preferred Stock on the NYSE American, and the Company expects that the shares of Series B Preferred Stock will trade under the ticker symbol “RHE PRB.”

Item 5 of Schedule 13E-3. Past Contracts, Transactions, Negotiations and Agreements.

(a)(1)	None.

(a)(2)	The information set forth in the Prospectus in the sections titled “Description of Capital Stock,” “Executive Compensation” and “Director Compensation” is incorporated herein by reference.

(b)(1)	None.

(b)(2)	None.

(b)(3)	None.

(b)(4)	The information set forth in the Prospectus in the section titled “Special Factors—Background of the Exchange Offer” is incorporated herein by reference.

(b)(5)	The information set forth in the Prospectus in the section titled “Special Factors—Background of the Exchange Offer” is incorporated herein by reference.

(b)(6)

The information set forth in the Prospectus in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Business” is incorporated herein by reference.

(c)

The information set forth in the Prospectus in the sections titled “Special Factors—Background of the Exchange Offer,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Business” is incorporated herein by reference.

Item 7 of Schedule 13E-3. Purposes, Alternatives, Reasons and Effects.

(b)

The information set forth in the Prospectus in the sections titled “Questions and Answers About the Exchange Offer and the Special Meeting,” “Special Factors—Background of the Exchange Offer,” “Special Factors—Business Considerations by the Board of Directors” and “The Exchange Offer—Reasons for the Exchange Offer” is incorporated herein by reference.

(c)

The information set forth in the Prospectus in the sections titled “Questions and Answers About the Exchange Offer and the Special Meeting,” “Special Factors—Background of the Exchange Offer,” “Special Factors—Business Considerations by the Board of Directors” and “The Exchange Offer—Reasons for the Exchange Offer” is incorporated herein by reference.

(d)

The information set forth in the Prospectus in the sections titled “Questions and Answers About the Exchange Offer and the Special Meeting,” “Summary—Summary Terms of the Exchange Offer,” “Special Factors—Business Considerations by the Board of Directors,” “The Exchange Offer” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

Item 8 of Schedule 13E-3. Fairness of the Transaction.

(a)	The information set forth in the Prospectus in the section titled “Special Factors—Determination of Fairness of the Exchange Offer by the Company” is incorporated herein by reference.

(b)	The information set forth in the Prospectus in the section titled “Special Factors—Determination of Fairness of the Exchange Offer by the Company” is incorporated herein by reference.

(c)

The Exchange Offer is not structured so that approval of at least a majority of unaffiliated Company shareholders is required. The information set forth in the Prospectus in the sections titled “Summary—Summary Terms of the Exchange Offer,” “The Exchange Offer—Conditions of the Exchange Offer,” “The Special Meeting—Record Date and Voting Rights,” “The Special Meeting—Quorum and Counting of Votes,” “Preferred Series A Charter Amendment Proposal—Vote Required,” “Series B Preferred Stock Proposal—Vote Required,” “Common Charter Amendment Proposal—Vote Required” and “Adjournment Proposal—Vote Required” is incorporated herein by reference.

(d)

An unaffiliated representative was not engaged by the Company to act solely on behalf of the unaffiliated shareholders of the Company for purposes of negotiating the terms of the Exchange Offer. The information set forth in the Prospectus in the sections titled “Risk Factors—Risks Related to the Exchange Offer” and “Special Factors—Determination of Fairness of the Exchange Offer by the Company” is incorporated herein by reference.

(e)

The information set forth in the Prospectus in the sections titled “Special Factors—Background of the Exchange Offer” and “Special Factors—Determination of Fairness of the Exchange Offer by the Company” is incorporated herein by reference.

(f)	Not applicable.

Item 9 of Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations.

(a)

The Company has not received any report, opinion or appraisal from an outside party with respect to the Exchange Offer. The information set forth in the Prospectus in the sections titled “Special Factors—Background of the Exchange Offer” and “Special Factors—Determination of Fairness of the Exchange Offer by the Company” is incorporated herein by reference.

(b)	None.

(c)	None.

Item 10 of Schedule 13E-3. Source and Amounts of Funds or Other Consideration.

(c)	The information set forth in the Prospectus in the section titled “The Exchange Offer—Fees and Expenses” is incorporated herein by reference.

Item 12 of Schedule 13E-3. The Solicitation or Recommendation.

(d)

To the Company’s knowledge, none of the directors or executive officers of the Company beneficially own any shares of Series A Preferred Stock, and therefore no such persons will participate in the Exchange Offer or vote shares of Series A Preferred Stock at the Special Meeting (as defined in the Prospectus).

(e)	None.

Item 14 of Schedule 13E-3. Persons/Assets, Retained, Employed, Compensated or Used.

(b)	The information set forth in the Prospectus in the section titled “The Exchange Offer—Fees and Expenses” is incorporated herein by reference.

Item 16 of Schedule 13E-3. Exhibits.

(c)	None.

(f)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 28, 2022

Regional Health Properties, Inc.

/s/ Brent Morrison
Brent Morrison Chief Executive Officer and President